Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

VIAVID
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Nerdy Inc.

First Quarter 2021 Earnings Conference Call

May 4, 2021

Nerdy Inc. First Quarter 2021 Earnings Conference Call May 4, 2021

C O R P O R A T E    P A R T I C I P A N T S

Chuck Cohn, Founder, Chairman, and Chief Executive Officer

Jason Pello, Chief Financial Officer

P R E S E N T A T I O N

Operator

Good afternoon and thank you for joining us for Nerdy’s First Quarter 2021 Earnings Call.

With me are Chuck Cohn, Founder, Chairman, and Chief Executive Officer of Nerdy and Jason Pello, Chief Financial Officer.

Before I turn the presentation over to Chuck, I’ll remind everyone that this discussion contains forward-looking statements including, but not limited to, expectations with respect to future performance including projected financial information, which is not audited or reviewed by auditors, and certain anticipated financial impacts of the proposed transaction to combine Nerdy with TPG Pace Tech Opportunities, the satisfaction of the closing conditions to the proposed transaction, and the timing of the completion of the transaction.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. TPG Pace and Nerdy do not undertake or accept any obligation to publicly release any updates or revisions to any forward-looking statements, to reflect any change in expectations or any change in events, conditions, or circumstances on which any such statement is based.

Please refer to the disclaimers in today’s press release announcing Nerdy’s Q1 results and TPG Pace Tech Opportunities’ filings with the SEC for a discussion of the risks that can affect the business combination and the other forward-looking statements made on today’s call. In addition, please refer to today’s press release for a reconciliation of non-GAAP measures discussed on this call to the most directly comparable GAAP measures.

With that done, let me turn the call over to Chuck Cohn. Chuck?

Chuck Cohn

Thanks, Marta, and thank you all for joining us today to discuss our first quarter results.

We’ve had a strong start to the year, and our first quarter exceeded our targets. We are seeing strong results stemming from our investments in growth and innovation.

We’re encouraged by the anticipated return to a new normal given the positive impact we expect such a return will have on our business. As states re-open and schools return to in-person instruction, we are seeing demand for our learning solutions accelerate.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Last year in the first half of 2020, the COVID-19 pandemic and resulting school closures and closure of testing centers created a short-term challenge for our business that our team innovated through. We are now seeing those demand headwinds turn into tailwinds and add to the product driven growth we have already been experiencing.

Our key operating and financial metrics were ahead of our targets in Q1. I’ll highlight just a few. As we noted in our Analyst Day presentation two weeks ago, active learners grew 67% year-over-year, online sessions grew 186% year-over-year, and sessions per active expert rose 60% versus a year ago.

Improvements across these key operating metrics translated into strong financial performance. Specifically online revenue in the first quarter grew 100% year-over-year and doubled to reach $34.6 million, while total revenue grew at 50%. This was driven by strong learner and engagement growth, as learners increasingly adopted our multi-format approach to delivering personalized learning.

Our gross margin also expanded significantly to 68% versus 63% in the same period one year ago, driven by the transition to delivering instruction 100% online, coupled with increased adoption of our paid small group class offering.

Jason will spend more time on our financial results shortly, but before I turn it over to him, I wanted to touch on several topics to help provide some context and allow you to get to know Nerdy better.

Let’s start with who we are, and what we do. Nerdy’s mission is to transform how people learn. We believe that innovative technology can make all the difference. At Nerdy, we are aiming to seamlessly connect experts and learners in any subject, anywhere, anytime, and to make learning more personalized and accessible.

Our flagship brand, Varsity Tutors, is one of the leading platforms for one-on-one instruction and tutoring in the United States. It’s a proprietary platform that is purpose built for learning and enables us to deliver high quality instruction at scale and provide superior value on both sides of our network.

In 2020, we delivered over 4.7 million hours of live instruction across more than 3,000 different subjects. We’re able to cover the entire learning lifecycle because we’ve taken a platform-based approach that scales a learning experience for both learners and experts that is effective, engaging, and convenient.

We offer a wide range of subjects on our platform, from phonics, to algebra, to chemistry, to professional subjects like nursing and the Series 7 exam. We believe that each learner deserves an experience that is as unique as they are. To deliver on this, we leverage software and invest in AI to power a personalized learning experience.

All of this comes together in a comprehensive online learning destination that weaves together multiple learning formats including one-on-one instruction, small group classes, large group classes, and adaptive self-study into a single cohesive solution for learners.

So, what makes Nerdy and the way that we deliver learning so different? Research studies have shown again and again that personalized one-on-one instruction has a profound impact on learning outcomes, and our aim is to deliver consistently exceptional live online personalized learning at scale.

So, imagine your best teacher ever. Imagine if you could have that quality of instruction consistently, all tailored to your needs, your objectives, and your learning style. That is what we’re building. We’re delivering live, personalized learning at scale, and we’re taking a platform-oriented approach to doing it.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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To do this, we utilize technology, including process automation, machine learning, and AI to identify the best experts capable of providing high quality instruction. We then take into account over 100 different variables including expert and learner attributes, the adaptive diagnostic assessments, and data from past learning experiences to find and match the right expert for a learner’s unique needs.

We’ve invested substantially in our product capabilities over time to continue to enhance the experience on our platform. This past year, we began weaving together small group classes, large group classes, and adaptive self-study with one-on-one instruction to create a comprehensive learning destination that allows us to deepen our relationships with learners on our platform.

Last year, we launched free live large-format online classes, which are interactive and can accommodate 500 to over 50,000 learners at a time. To date, we’ve provided millions of hours of free live online instruction to hundreds of thousands of learners. We recently completed our 100th StarCourse, which are large-format classes led by well-known experts and celebrities.

For example, Bill Nye the Science Guy recently taught a large group class about germs, viruses and vaccines that attracted over 15,000 learners to a single live class. We anticipate increasing our investments in StarCourses throughout 2021, as the format has served as a powerful tool to build our brand, expand reach with new audiences, and drive repeat engagement across multiple learning formats.

We also expanded and enhanced our paid small group class offering over the last year, giving learners a more collaborative, cost-effective, and social experience with groups of 5 to 25 students. What we’ve seen is that as we launched all these learning formats and brought them together, the net result is far greater than the sum of its parts.

Retention, engagement, and purchases from existing users have increased dramatically, and we’re now focused on shifting more and more cohorts of learners into these deeper relationships, which is leading to improvements in our LTV curves in a durable and significant way, and the results speak for themselves. The average session rating is a near-perfect 4.9 out of 5 stars, and we have a Net Promoter Score of 68, which is on par with some of the best consumer brands in the U.S.

The platform we’ve created allows us to address a huge market for academic tutoring, professional certification and training, enrichment, and language learning in the U.S. Consumers increasingly recognize that they don’t have to drive to a strip mall or corporate office park when they can find high-quality instruction with the click of a button.

The expected impact for the online learning market is considerable growth. It took 15 years for ecommerce adoption to grow by 5x, and research suggests online learning will grow by that amount in less than half the amount of time that it took ecommerce, representing a 30% compounded growth rate going forward. We believe we are particularly well-positioned to benefit from this secular shift and stand to gain disproportionately from this powerful trend in the years to come.

In the past year, we’ve seen COVID-19 accelerate the long-term trend of offline to online learning, as more and more consumers realize the accessibility and superiority of the online experience versus legacy in-person solutions. Recent third-party research indicates that the shift to online is happening rapidly with 73% of consumers stating that they are more likely to use online learning solutions than they were a year ago and 92% are planning to use it going forward.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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We’re encouraged at the rate of vaccine distribution, the anticipated return to a new normal, and the positive impact we anticipate these factors may have on our business. Re-opening has led to an uptick in inquiries for Nerdy’s solutions. As you’ll see illustrated in today’s earnings release, inquiries for our services in open areas, like Florida and Texas, have been growing at even faster rates than in areas like New York and California where the majority of schools have either remained online or in hybrid learning. These trends give us confidence that the reopening of schools, colleges, testing centers, and the broader economy will serve as a growth catalyst for us throughout 2021 and beyond.

To summarize what we’re seeing in the market, while shut downs related to COVID impacted our business early last year, we continued to grow as we invested in new products and wove together our product offerings including small group classes, large format group classes, and adaptive self-study with one-on-one instruction to create a comprehensive learning destination.

As re-opening continues, we’re seeing inquiry growth for our services, and we believe attention being paid to learning loss from this past year has the potential to provide a further catalyst for our business. We are really excited about all of the success we’ve had thus far in 2021, as well as the business momentum that has carried from Q1 into Q2, and most importantly, we are just getting started.

With that, I’ll turn it over to Jason to discuss the financials in more detail. Jason?

Jason Pello

Thanks, Chuck, and good afternoon, everyone.

Our momentum from 2020 continued into the first quarter and strengthened. We’re seeing continued growth from the investments we’ve made in product, marketing, and other areas to drive improved operating results.

As Chuck discussed, we’ve built a business that is scalable, efficient, and growing rapidly, and the scalability of our platform was further demonstrated during the quarter by the improved operating leverage across each of our major cost line items.

First, on the top line. Our Q1 total revenue growth was up 50% year-over-year, with online revenue growth doubling at 100% year-over-year. Revenue growth was driven by several factors including subject expansion into areas like professional, and expansion into new formats beyond one-on-one instruction, such as small group classes, as learners are increasingly adopting our multi-format approach to delivering personalized instruction.

We have also been increasing the frequency of StarCourses taught on the platform, which are delivered for free. These StarCourses allow us to provide exceptional value to learners, drive engagement among existing learners, and increase awareness among new learners.

We believe the extent to which we are providing improved access to high quality educational resources and affordable live learning solutions allows us to attract talented mission driven employees and build our brand. We also expect this will appeal to a large investor segment.

Our gross margins during the quarter increased to 68% versus 63% in the first quarter of the last year, an increase of more than 440 basis points. Margin expansion for the quarter was primarily driven by the transition to delivering instruction 100% online, coupled with the increased adoption of our paid small class group offering.

Looking at our other costs, sales and marketing expenses grew by $4.4 million year-over-year in Q1 to $14.6 million, but they overall decreased as a percentage of revenue from 44% to 42%. The decline as a percentage of revenue stems in part from increased use of process automation and machine learning to help streamline our consultative sales process. We deliberately reinvested these savings into launching new marketing vehicles, including StarCourses, and television advertising tests to drive brand awareness.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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General and administrative expenses for Q1 were $13.2 million, up $2.1 million, but declining considerably as a percentage of revenue from 49% to 38% year-over-year. Our transition to delivering live 100% online instruction and the leverage gained from process automation and machine learning across our curation and matching processes helped limit G&A growth, as did reduced office expenses, as we shifted to becoming a remote-first company.

We’ve also broke out accounting and legal expenses related to the proposed transaction with TPG Pace of $2 million during the quarter. Excluding these transaction related costs, general and administrative expenses as a percentage of revenue would have been 32%, further demonstrating the scalability of our platform.

As Chuck noted, our net loss and Adjusted EBITDA loss narrowed quite a bit in Q1, with net loss down to $5.7 million, and our Adjusted EBITDA loss down to just $300,000, with improvements driven primarily by increased gross profit and operating leverage.

Now, while we are nearly Adjusted EBITDA breakeven in Q1, we intend to further invest in growth and ramp up our spend across marketing, product, and technology over the remainder of the year.

Finally, on the balance sheet, we had cash and cash equivalents of $25.6 million at the end of the quarter and additional liquidity under our credit facilities.

Turning to the outlook, the second quarter is off to a strong start as demand for our products and adoption of our multi-format approach to delivering personalized learning continues to resonate with learners. With the expected proceeds from the proposed business combination with TPG Pace, we expect to have increased flexibility to invest across engineering, product, and design, and we’re going to make significant investments in marketing to drive awareness, capture market share, and ensure Nerdy remains at the forefront of innovation, something we plan to continue to do for the foreseeable future.

As previously announced, we expect our proposed business combination with TPG Pace to close in the second quarter of 2021, subject to our registration statement being declared effective by the SEC, shareholder approval, and other customary closing conditions.

With that said, thanks again for your time today, and with that, I’ll turn the call back over to Chuck.

Chuck Cohn

Thanks, Jason, and thanks again to all of you for joining us today.

We’re pleased to share our strong Q1 results with you today, and even more excited about what we believe the future holds.

If you’d like to learn more about Nerdy, I encourage you to view our Analyst Day presentation on our investor website at www.nerdy.com and view the videos about our products and customers linked to in today’s earnings release.

We also hope to see you at either the Needham conference the week of May 17, or the JP Morgan conference the week of May 24.

Thanks again, and we look forward to speaking with each of you soon.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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About Nerdy

Nerdy is a leading curated direct-to-consumer platform for live online learning. Nerdy’s mission is to transform the way people learn through technology. The Company’s purpose-built proprietary platform leverages technology, including AI, to connect learners of all ages to experts, delivering superior value on both sides of the network. Nerdy’s comprehensive learning destination provides learning experiences across 3,000+ subjects and multiple formats—including one-on-one instruction, small group classes, large format group classes, and adaptive self-study. Nerdy’s flagship business, Varsity Tutors, is one of the nation’s largest platforms for live online tutoring and classes. Learn more about Nerdy at https://www.nerdy.com/.

No offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed business combination between Nerdy and TPG Pace Tech Opportunities Corp. (“TPG Pace”) or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information for Investors and Shareholders

In connection with the proposed business combination, TPG Pace filed a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC on March 19, 2021 (the “Registration Statement”). Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed business combination. The materials filed or to be filed by TPG Pace with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they contain or will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Tech Opportunities in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading TPG Pace’s initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forwardlooking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof or any new information. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

Additional Information About the Business Combination and Where to Find it

A full description of the terms of the proposed business combination has been provided in the Registration Statement, which includes a proxy statement for the stockholders of TPG Pace Tech Opportunities that also constitutes a prospectus of Nerdy. TPG Pace Tech Opportunities urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Tech Opportunities, Nerdy and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of TPG Pace Tech Opportunities as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Tech Opportunities, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and

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definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Contacts:

Investor Relations

investors@nerdy.com

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